SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2005

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Rua Comendador Araújo, 299 - 3º Andar
80420-000 Curitiba. PR, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Contacts	Paulo Roberto Cruz Cozza
Chief Financial Officer and Director of
Investor Relations
Joana Dark Fonseca Serafim
Investor Relations
+55 41 9913-0006
jserafim@timbrasil.com.br
Leonardo Marques Wanderley
Investor Relations
+55 41 9913-0927
lwanderley@timbrasil.com.br
Cristiano Alves Pereira
Investor Relations
+55 41 9913-0059
cripereira@timbrasil.com.br
Website
http://www.timpartri.com.br

Rio de Janeiro, July 25 2005 – TIM Participações S.A. (BOVESPA: TCLS3 and TCLS4; and NYSE: TSU), the holding company of TIM Sul S.A. and TIM Nordeste Telecomunicações S.A., today announced the Company’s second quarter 2005 (2Q05) results. TIM Participações S.A. provides cellular telecommunications services in the states of Paraná, Santa Catarina, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco, Alagoas and in the city of Pelotas (RS) through its operating subsidiaries. The financial and operational information below, except as otherwise indicated, is presented on a consolidated basis and in Reals, according to the Brazilian Corporate Law. The comparisons made refer to the second quarter 2004 (2Q04), except as otherwise indicated.

TIM PARTICIPAÇÕES S.A. ANNOUNCES ITS CONSOLIDATED RESULTS
FOR THE SECOND QUARTER 2005

The merger of TIM Sul and TIM Nordeste shares into TIM Participações has become effective on May 2005.

Record-breaking base growth: 57.1% increase in net additions and 35.1% in the customer base when compared to 2Q04.

9.4% expansion of the postpaid base over 2Q04.

Successful customer retention strategy: 4.9% churn in 2Q05 vs. 5.6% in 1Q05.

Expanded GSM coverage: 86.4 % of the urban population in operating regions.

19.1% growth in total gross revenue over 2Q04.

VAS (Value-Added-Service) revenues reach 7.1% of gross service revenues (+3.2 p.p. YoY).

23% decrease YoY in the Acquisition Cost per Subscriber (SAC)

EBITDA reached R$ 210.7 million: an increase of + 19.6% compared to 2Q04.

EBIT margin of 11% (+ 1.9 p.p. YoY).

R$73.1 million net income, a 80.9% growth over 2Q04.

Corporate Restructuring of TIM Participações Subsidiaries

All of the shares of TIM Sul and TIM Nordeste stock were merged into TIM Participações (ticker TCSL3 for common shares and TCSL4 for preferred shares), according to the resolutions adopted by their respective Special Shareholders’ Meetings held on May 30, 2005. Consequently, since July 07, 2005 TIM Sul and TIM Nordeste shares are no longer traded on Bovespa and SOMA, respectively.

Analysis of the Economic/Financial Performance

For the purpose of analyzing TIM Participações S.A. economic/financial performance in the quarter ended on June 30, 2005 (2Q05), and in the light of the corporate restructuring completed on August 30, 2004, pro-forma financial statements were prepared for the same period of the preceding year (2Q04), to enable the comparison with the information concerning the two quarters.

Highlights

				R$ thousand
	2Q05	2Q04	Var. %	1H05	1H04
			2Q05/04
Total Gross Revenue	960,705	806,359	19.1%	1,843,598	1,556,764
Gross Service Revenue	764,946	654,331	16.9%	1,517,370	1,302,086
Gross Handset Revenue	195,759	152,028	28.8%	326,228	254,678

Total Net Revenue	719,400	601,285	19.6%	1,378,421	1,168,949
Net Services Revenue	585,282	495,412	18.1%	1,160,195	991,330
Net Handsets Sales	134,118	105,873	26.7%	218,226	177,619

EBITDA	210,672	176,122	19.6%	459,840	392,117
EBITDA Margin	29.3%	29.3%	0.0 p.p.	33.4%	33.5%

EBIT	79,130	54,902	44.1%	198,943	158,304

EBIT Margin	11.0%	9.1%	+ 1.9 p.p.	14.4%	13.5%

Net Income	73,082	40,406	80.9%	157,372	112,651

Market

	Net Addition					Lines

	2Q05	2Q04	Var. %	1H05	1H05 04	2Q05	2Q04	Var. %
			2Q05/04					2Q05/04
Southern Region	270,800	225,721	20.0%	433,782	361,909	3,424,034	2,417,793	41.6%
Northeast Region	275,430	122,021	125.7%	399,702	212,320	3,066,048	2,384,845	28.6%
TIM Participações S.A.	546,230	347,742	57.1%	833,484	574,229	6,490,082	4,802,638	35.1%

Record growth of the cellular market
TIM Participações’ customer base reached 6,490,082 lines at the end of 2Q05, a 35.1% and 9.2% increase over 2Q04 and 1Q05, respectively. This figure represents 546,230 net customer additions in the quarter, an increase of 57.1%, or 347,742 net additions when compared to 2Q04.

By the end of the quarter, 78% of the customers subscribed to the prepaid plans and 22% subscribed to the postpaid plans. The postpaid base grew by 9.4% over 2Q04, which helped to accelerate from the already positive trend of the previous quarter of 1Q04 (+8.5% YoY).

In 2Q05 the total penetration – including both the Southern and Northeastern Regions – was estimated at 34.7% compared with 23.2% in 2Q04, which was below the 41.6% national average penetration rate. As for the separate regional performance, TIM Participações held the leading market position in both the South and Northeast. In particular, the penetration rate in the South was estimated at 46.4% and our market share was estimated at 46.4%, while in the Northeast the penetration reached 28.2% and the market share 37.8%.

Declining Churn
TIM Participações has been keeping abreast of the evolution of the latest technological and market developments within the telecommunications industry by presenting customers with innovative offers and services, giving priority both to securing the loyalty of the current customers and attracting priority both to securing the loyalty of the current customers and attracting new ones. This strategy has contributed to the reduction of the churn rate, which was 4.9% for the quarter, despite the strong growth and highly competitive scenario.

With TIM, You are Never Alone

TIM: The widest GSM coverage in Brazil
The TIM Group provides the widest GSM coverage in Brazil. In the regions served by TIM Participações operating subsidiaries, GSM coverage reached 616 cities by the end of June 2005, meaning that the services were offered to 91.2% and 83.4% of the urban population in the Southern and Northeastern Region, respectively.

At quarter’s end, 52% of TIM Participações customers (3,362,129) used GSM technology, representing 62% and 40% of the customer base in the Southern and Northeastern Regions, respectively. During the previous quarter the company experienced 153.5 thousand TDMA to GSM migrations, totaling 292 thousand migrations since the beginning of the year.

Differentiated Offers and Services

Inovation: a competitive edge
The second quarter was marked by a strong increase in sales thanks to promotions surrouding the holidays that occurred during the quarter, namely “Mother’s Day” and the Brazilian version of “Valentine’s Day”. The market strategy remains focused on customer acquisition and loyalty.

TIM Participações enlarged its already solid and successful service portfolio in the period by adding new countrywide plans and developing new teams to provide increasingly customized services, thereby enhancing our competitive edge in the corporate segment.

The corporate segment is one of the Company’s priorities, and we reinforced this strategy by offering a wider set of VAS solutions to our corporate clients. It is important to mention that TIM was the first Brazilian company to launch the blackberry, the most widely used tool to access corporate e-mails in the world. We also enlarged our national package of services.

We also have on count on new services for the prepaid segment, such as “Auto Recarga” (self recharge) and “Credito especial” (Special credit), both of which focus on increasing usage.

Operating Revenue

Boost on VAS revenue
The gross service revenue in 2Q05 amounted to R$ 764.9 million, representing a 16.9% increase over 2Q04. This increase was mainly driven by a 35.1% expansion of the customer base and to the 111.9% growth in Value Added Services (VAS) revenue.

19.1% growth Total Gross Revenues YoY

The gross handset revenue for the quarter was R$ 195.8 million, 28.8% above 2Q04. In the quarter, 702.2 thousand handsets were sold versus 489.7 thousand in 2Q04 (+43%).

Thus, the total gross revenue was R$ 960.7 million in 2Q05, 19.1% higher than in 2Q04.

ARPU: - New revenue makeup - Prepaid increase YoY
The 2Q05 average revenue per user (ARPU) was R$ 29.70, stable when compared to R$ 30.39 in the 1Q05, notwithstanding the impressive level net adds recorded in the quarter (+90%). The decrease in comparison with the 2Q04 (R$ 33.3) resulted mostly from the marked growth in the total customer base, as well as from the interruption of international and national long- distance services.

Operating Costs and Expenses

Network and clients expansion
In 2Q05, the cost of services (including network and interconnection costs, before depreciation/amortization and personnel expenses) amounted to R$ 107.8 million, a 6.8% growth over the R$ 100.9 million in 2Q04. This increase was mainly driven by the strong expansion in the customer base and other costs related the GSM network roll-out as well as by the maintenance costs increase due to the overlap of the two existing networks (GSM and TDMA).

Continued sales growth: - 841.4 thou. gross adds - 702 thou. handsets sold
The handset costs were R$ 158.2 million in the quarter, 15.5% higher than R$ 137.0 million in 2Q04, due to the greater number of handsets sold.

Selling and marketing expenses for the quarter (without depreciation/ amortization, bad debt and personnel expenses) were R$ 135.7 million, 32.9% above 2Q04, reflecting a marked growth in sales. Gross customer additions were 841,383 customers in the quarter versus 594,285 customers in 2Q04, a 41.6% increase. The higher sales in the period boosted manly the expenses related to sales commissions and the Fistel tax charged on the activation of each line.

SAC improvement: 23% reduction YoY
Subscriber Acquisition Cost (SAC) for the quarter declined by 23% to R$ 121; compared to R$ 157 in 2Q04. This decrease was mainly driven by the average reduction in handset prices, the favorable exchange rates fluctuation, and a very rational commercial strategy.

General and administrative expenses (G&A)– excluding depreciation/amortization and personnel expenses, totaled R$ 32.6 million, 23.6% above 2Q04. This increase was primarily due to higher IT equipment maintenance costs as, in a number of cases, the standard 1-year free maintenance period provided by suppliers expired.

Personnel expenses in the period added up to R$ 31.1 million – 3.4% above 2Q04.

Doubtful receivable accounts new provision criteria
Bad debt expenses went up to R$ 40.7 million in 2Q05 from R$ 33.2 million in 2Q04, representing 4% of the total gross revenue for both periods. We would like to point out that in the quarter, the criteria for provisioning bad debt were reviewed (including the previous quarter) in order to align the operating companies procedures and to adopt a more conservative approach taking into account the strong growth in postpaid customers.

EBITDA

19.6% increase in EBITDA
TIM Participações posted an EBITDA – earnings before interest, tax, depreciation and amortization – of R$ 210.7 million in the quarter, 19.6% higher than the R$ 176.1 million recorded in 2Q04. The EBITDA margin was 29.3%, i.e., remaining stable when compared to the 2Q04. The EBITDA margin, excluding handsets revenue and costs was 40.5%, 0.4 p.p. over 2Q04.

Depreciation and Amortization

Depreciations and Amortizations in the period were R$ 131.5 million, versus R$ 121.2 million, an 8.5% increase over 2Q04, due to the network expansion and technological innovation.

EBIT

44,1% increase in EBIT	The EBIT – earning before interest and tax – was R$ 79.1 million, versus R$ 54.9 million in 2Q04. The EBIT margin was 11.0%, 1.9 p.p. above that recorded in 2Q04.

Net Financial Income/Expense

Financial revenue growth	Our net financial income for 2Q05 was R$ 17.9 million, versus R$ 12.5 million in 2Q04.

Net Income

80.9% increase in net income	The consolidated net income was R$ 73.1 million, 80.9% higher than in 2Q04, resulting mostly from the increased operational results.

Indebtedness

On June 30, 2005, our indebtedness amounted to R$ 160.9 million, of which 72.5% were long-term debts. The net cash position by period end was R$ 577.7 million.

CAPEX

Capital Expenditure in 2Q05 amounted to R$ 139.6 million, totaling R$ 188.2 million invested in the first half of the year, and primarily targeted to the expansion of the GSM network capacity and quality.
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“This press release contains forward-looking statements and estimates. Such expectations are based on a series of assumptions, and subject to the risks and uncertainties inherent to forward-looking projections and/or estimates. The results may differ materially from the expectations expressed in the forward-looking statements or estimates if one or more of the assumptions and expectations prove to be incorrect or are not realized.”

List of Attachments

Attachment 1:	Balance Sheet (BR GAAP)
Attachment 2:	Statement of Income (BR GAAP)
Attachment 3:	Operating Indicators – Southern Region
Attachment 4:	Operating Indicators – Northeastern Region
Attachment 5:	Consolidated Operating Indicators – TIM Participações
Attachment 6:	Glossary

Attachment 1

TIM PARTICIPAÇÕES S.A.

Balance Sheet (BR GAAP – R$ Thousand)

DESCRIPTION	June 05	June 04%

ASSETS	3,512,457	3,130,903	12.2%

CURRENT ASSETS	1,685,482	1,488,856	13.2%
Cash and cash equivalents	738,535	679,696	8.7%
Accounts receivable	645,880	504,393	28.1%
Inventories	37,662	47,890	-21.4%
Recoverable Taxes	94,684	104,315	-9.2%
Deferred income and social contribution taxes	119,745	113,862	5.2%
Other current assets	48,976	38,700	26.6%

NON CURRENT ASSETS	238,542	263,930	-9.6%
Cash & Equivalent equity	-	8,145
Related parties	10,270	3,271	214.0%
Recoverable Taxes	60,482	31,698	90.8%
Deferred income and social contribution taxes	126,456	199,195	-36.5%
Judicial deposits	35,102	21,001	67.1%
Other	6,232	621	903.9%

PERMANENT ASSETS	1,588,433	1,378,116	15.3%
Investments	9,100	10,685	-14.8%
Property, plant and equipment	1,579,333	1,367,431	15.5%

LIABILITIES	3,512,457	3,130,903	12.2%

CURRENT LIABILITIES	737,760	699,532	5.5%
Trade accounts payable	11,569	40,967	-71.8%
Loans and financing	44,226	73,433	-39.8%
Suppliers	447,320	383,864	16.5%
Salaries and related charges	22,373	23,689	-5.6%
Taxes, charges and contributions	118,267	121,130	-2.4%
Related parties	51,629	21,034	145.5%
Payable dividends and interest on shareholders' equity	23,084	16,584	39.2%
Other	19,292	18,831	2.4%

NON CURRENT LIABILITIES	164,039	120,270	36.4%
Loans and financing	116,652	50,669	130.2%
Taxes, charges and contributions	16,634	42,490	-60.9%
Provision for contingencies	27,056	23,378	15.7%
Supplementary pension plan	3,697	3,733	-1.0%

MINORITY INTEREST	-	378,545	-100.00%

SHAREHOLDERS' EQUITY	2,610,658	1,932,556	35.1%
Shareholders' equity	1,472,075	884,504	66.4%
Special reserves	185,680	240,634	-22.8%
Income reserves	779,827	683,429	14.1%
Net Profit	173,076	123,989	39.6%

The Complete Financial Statements, including the Notes thereto, are available on our Website: www.timpartri.com.br

  Attachment 2

TIM PARTICIPAÇÒES S.A.

Income Statement (BR GAAP – R$ Thousand)

DESCRIPTION	2Q05	2Q04%

Gross Revenues	960,705	806,359	19.1%
Telecommunications Services	764,946	654,331	16.9%
Core	698,374	619,322	12.8%
VAS	54,393	25,671	111.9%
Others	12,180	9,338	30.4%
Handset sales and other revenues	195,759	152,028	28.8%
Handset Sales	195,759	152,028	28.8%
Discounts and deductions	(241,305)	(205,074)	17.7%
Taxes and discounts on services	(179,664)	(158,919)	13.1%
Taxes and discounts on handset sales	(61,641)	(46,155)	33.6%
Net Revenues	719,400	601,285	19.6%
Services	585,282	495,412	18.1%
Handset and other revenues	134,118	105,873	26.7%
Operating Expenses	(508,728)	(425,163)	19.7%
Personal expenses	(31,131)	(30,107)	3.4%
Selling & marketing expenses	(135,687)	(102,058)	36.1%
Network & interconnection	(107,787)	(100,915)	6.8%
G&A	(32,652)	(26,411)	23.6%
COGS - Cost Of Goods and Service	(158,212)	(136,975)	15.5%
Bad Debt	(40,746)	(33,207)	22.7%
Other operational revenues (expenses)	(2,513)	4,510	-155.7%

EBITDA	210,672	176,122	19.6%
EBITDA - Margin over total net revenues	29.3%	29.3%	0.0 p.p.

Depreciation	(93,445)	(86,741)	7.7%
Amortization	(38,097)	(34,479)	10.5%

EBIT	79,130	54,902	44.1%
EBIT - Margin over total net revenues	11.0%	9.1%	1.9 p.p.

Other non-operational revenues (expenses)	5,427	(4,743)	-

Net Financial Results	17,919	12,480	43.6%
Financial expenses	(15,355)	(17,324)	-11.4%
Net exchange variance	(609)	(727)	-16.3%
Financial income	33,883	30,531	11.0%

Net income before taxes and Minorities	102,476	62,639	63.6%

Income tax and social contribution	(27,312)	(13,474)	102.7%
Minority interest	(2,082)	(8,759)	-76.2%

Net Income	73,082	40,406	80.9%

The Complete Financial Statements, including the Notes thereto, are available on our Website: www.timpartri.com.br

Attachment 3

Operating Indicators in the Southern Region

	2Q05	2Q04	Var. %
			2Q05/04
Estimated Population in the Region (million)	15.9	15.7	1.2%
Municipalities Served - GSM	300	256	17.2%
Estimated Total Penetration	46.4%	30.5%	+15,0 p.p.
Market Share	46.4%	50.4%	-4.0 p.p.
Total Clients	3,424,034	2,417,793	41.6%
Prepaid	2,702,877	1,831,560	47.6%
Postpaid	721,157	586,233	23.0%
Gross Additions	439,492	371,523	18.3%
Net Additions	270,800	225,721	20.0%
Churn	5.3%	6.6%	-1,3 p.p.
TOTAL ARPU	R$30.86	R$35.66	-13.5%
TOTAL MOU	64	81	-21.0%
Investment (R$ million)	93.6	70.1	33.5%
Employees	1,220	1,035	17.9%

Attachment 4

Operating Indicators in the Northeastern Region

	2Q05	2Q04	Var. %
			2Q05/04
Estimated Population in the Region (million)	28.8	28.4	1.4%
Municipalities Served	316	153	106.5%
Estimated Total Penetration	28.2%	19.0%	+ 9 p.p.
Market Share	37.8%	44.1%	-6.3 p.p.
Total Clients	3,066,048	2,384,845	28.6%
Prepaid	2,372,341	1,677,530	41.4%
Postpaid	693,707	707,315	-1.9%
Gross Additions	401,891	222,762	80.4%
Net Additions	275,430	122,021	125.7%
Churn	4.5%	4.4%	0,1 p.p.
TOTAL ARPU	R$28.39	R$31.65	-10.3%
TOTAL MOU	87	97	-10.3%
Investment (million)	46.0	50.3	-8.5%
Employees	1,026	1,053	-2.6%

Attachment 5

Consolidated Operating Indicators– TIM Participações S.A.

	2Q05	2Q04	Var. %
			2Q05/04
Estimated Population in the Region (million	44.6	44.1	1.2%
Municipalities Served - GSM	616	409	50.6%
Estimated Total Penetration	34.7%	23.1%	+11,6 p.p.
Market Share	41.9%	47.1%	-5,2 p.p.
Total Lines	6,490,082	4,802,638	35.1%
Prepaid	5,075,218	3,509,090	44.6%
Postpaid	1,414,864	1,293,548	9.4%
Gross Additions	841,383	594,285	41.6%
Net Additions	546,230	347,742	57.1%
Churn	4.9%	5.3%	- 0,4 p.p.
TOTAL ARPU	R$29.70	R$33.32	-10.9%
TOTAL MOU	79	89	-11.2%
Investment (R$ million)	139.6	120.4	16.0%
Employees	2,246	2,088	7.6%

Attachment 6

Glossary

Financial Terms

EBIT = Earnings before interest and tax
EBITDA = Earnings before interest, tax, depreciation and amortization
EBITDA Margin = EBITDA/ Net Operating Revenue
CAPEX – (capital expenditure) capital investment
Subsidy = (net revenue from goods – cost of sales + vendors discounts) / gross additions
Net debt = gross debt – cash
PL – Shareholders’ Equity

Technology and Services

TDMA = Time Division Multiple Access
GSM = Global System for Mobile Communications – A system storing and coding cell phone data, such as user calls and data, enabling a user to be recognized anywhere in the country by the GSM network. The GSM is now the standard most used in the world.
EDGE = Enhanced Data rates for Global Evolution – A technique developed to increase the speed of data transmission via cell phone, creating a real broadband for handsets with the GSM technology. The first EDGE handsets available offer speeds that can reach up to 200 Kbps, depending on the handset model.
SMS = Short Message Service – ability to send and receive alphanumerical messages.

Operating indicators

Customers = Number of wireless lines in service
Gross additions = Total of customers acquired in the period
Net additions = Gross Additions – number of customers disconnected
Market share = Company’s total number of customers / number of customers in its operating area
Marginal Market share = participation of estimated net additions in the operating area.
Market penetration = Company’s total number of customers + estimated number of customers of competitors / each 100 inhabitants in the Company’s operating area
Churn rate = number of customers disconnected in the period
ARPU = Average Revenue per User – net monthly revenue per customers in the period
Blended ARPU = ARPU of the total customer base (contract + prepaid)
Contract ARPU = ARPU of contract service customers
Prepaid ARPU = ARPU of prepaid service customers
MOU = minutes of use – monthly average. in minutes of traffic per customer = (Total number of outgoing minutes + incoming minutes) / monthly average of customers in the period
Contract MOU = MOU of contract service customers
Prepaid MOU = MOU of prepaid service customers
SAC = Customer acquisition cost = (marketing expenses + commission + Fistel + “comodato” + costs of retention)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: July 25, 2005	By:	/s/ Paulo Roberto Cruz Cozza
Name: Paulo Roberto Cruz Cozza
Title: Chief Financial Officer